Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of TNL Mediagene on Amendment No. 1 to Form F-4 File No. 333-280161 of our report dated March 21, 2024, which includes an explanatory paragraph as to Blue Ocean Acquisition Corp’s ability to continue as a going concern, with respect to our audits of the financial statements of Blue Ocean Acquisition Corp as of December 31, 2023 and 2022 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 2, 2024